FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  June 2008

UNILEVER PLC
 (Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                       UNILEVER PLC

                                                                                                                      /S/ S H M A Dumoulin
                                                                                                                      By  S H M A Dumoulin
                                                                                                                      Secretary

Date: 27 June, 2008

                                              EXHIBIT INDEX
                                              -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                                         Notice to London Stock Exchange dated 27 June, 2008
                                            Director/PDMR Shareholding

Exhibit 99

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
UNILEVER PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i
3. Name of
person discharging managerial responsibilities
/
director
MR J LAWRENCE
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
N/A
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
AMERICAN DEPOSITARY RECEIPTS REPRESENTING 1 ORDINARY 3 1/9p SHARE
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
MR J LAWRENCE
8. State the nature of the transaction
PURCHASE
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
i) 54
,000
ii) 10,000
iii) 5,750
TOTAL: 69,750
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
0.005
%
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
N/A
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
i) US$28.5903
ii) US$28.5773
iii) US$28.5698
14. Date and place of transaction
26
 JUNE 200
8,
USA
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
313
,
41
0
0.0
24
%
16. Date issuer informed of transaction
26 JUNE 2008
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes
17 Date of grant
N/A
18. Period during which or date on which it can be exercised
N/A
19. Total amount paid (if any) for grant of the option
N/A
20. Description of
shares
 or debentures involved (
class
 and number)
N/A
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A
22. Total number of
shares
 or debentures over which options held following notification
N/A
23. Any additional information
N/A
24. Name of contact and telephone number for queries
JULIAN THURSTON 020 7822 6707
Name and signature of duly authorised officer of
issuer
 responsible for making notification
CHRISTOPHER FLETCHER SMITH - DEPUTY SECRETARY
Date of notification
2
7 JUNE 2008